PUMA

For immediate release



| | MEDIA CONTACT: | INVESTOR CONTACT: |
|---|---|---|
| U.S.A.: | Lisa Beachy, Tel. +1 617 488 2945 | |
| Europe: | Ulf Santjer, Tel. +49 9132 81 2489 | Dieter Bock, Tel. +49 9132 81 2261 |



**Herzogenaurach, Germany, October 30, 2003 – PUMA AG announces its consolidated financial results for the 3rd Quarter and First Nine Months of 2003**

## Highlights Q3

- Strong sales increase of 38%
- Gross profit margin above 50%
- EBT exceeds €100 million in one quarter for the first time
- Earnings per share at new record level of €4.33 (LY €2.16)



## Highlights First Nine Months

- Consolidated sales surpass €1 billion for the first time in PUMA's history
- Worldwide branded sales reach €1.35 billion
- Gross profit margin at 49% versus 43.5% last year
- EBT increases by 119% climbing from €106 million to €231 million
- Within the first nine months earnings per share reach €9.75 (LY €4.66)



## Outlook

- Future orders up by 29% or 34% on a currency neutral basis
- Management confirms sales guidance and expects pre tax profit to reach at least €245 million for FY2003

## Income Statement Review

**Strong sales increase in all segments:** During Q3 consolidated sales increased by 37.8% from €292 million to €402.3 million. On a currency neutral basis, sales were up 43.5%. As expected, for the second consecutive quarter, apparel recorded the strongest growth, increasing 46% to €110.2 million in Q3. Footwear sales grew by 34.7% to €267.5 million and accessories increased 36.5% to €24.5 million. Barring the effects of the first-time consolidation, total organic growth of 28.2% or 33.9% currency adjusted was realized.

In the first nine months of 2003 sales jumped 43.2%, from €730.6 million to €1,046.3 million and exceeded the €1 billion mark for the first time in the company's history. On a currency neutral basis, sales were even higher and generated growth of 51.6%. Before first-time consolidation, growth in the first nine months reached 35.3% or currency adjusted 43.6%.

In terms of product segments, apparel experienced the fastest growth during the first nine months (49%) and reached €268.2 million. Footwear increased 43% to €718.9 million and accessories grew by 23.8% reaching sales of €59.2 million.

**All regions contributed to the growth:** A significant double-digit increase was realized in all geographic regions. In Europe, Q3 sales increased 27.7% to €282.2 million and in the first nine months of this year sales surged 41% to €725 million. Almost every single European market reported strong double-digit growth.

Within the Americas, the US completed another favorable quarter and sales in US Dollar were up by 46.2% to $69.6 million. Due to the strong Euro currency this reflects a growth rate of 26.8%. Sales in the first nine months increased by 42.5% to $201 million, on a currency neutral basis, and by 18.7% to €180.6 million in Group currency. A strong development was also reported in all other countries in this region. In total, the Americas increased by 32.6% to €71.1 million in the third quarter and by 22.8% to €203.6 million in the first nine months. On a currency neutral basis, sales increased 53.1% and 47.4% respectively.

Due to the takeover of the footwear and accessories business in Japan, effective April 1st of this year, the Asia/Pacific Rim Region showed the strongest growth rate. Sales in Q3 increased by 278.2% to €41.6 million and by 174% to €95.2 million year to date. Without Japan, sales increased 24.3% or 7.4% respectively. Currency adjusted, this result marks an increase of 9.7% during the first nine months.

Sales in the Africa/Middle East region improved by 16% to €7.3 million in Q3 and 42.3% to €22.5 million in the first nine months of the year. Africa as well as the Middle East contributed to the favorable development.

**Worldwide branded sales up 27%**: In the third quarter worldwide branded sales, which consist of consolidated and licensed sales, increased by 25.6% to €512.5 million. In the first nine months the increase translated to 27.2%, or €1,349.5 million; currency adjusted, worldwide branded sales increased 34.4%.

**Gross profit margin at all-time high:** PUMA's gross profit margin reached an all-time high of 50.4% in Q3. This reflects an increase of 630 basis points year over year, which was primarily due to the strong Euro. Apparel reported the strongest improvement jumping from 40.5% to 48.1%. Footwear and accessories also improved significantly from 45.4% to 51.5% or 44.9% to 49.2% respectively.

Year-to-date, the overall margin further improved and reached 48.9% versus 43.5%. Footwear climbed from 44.2% to 49.7%, apparel jumped from 40.9% to 47.2% and accessories from 45.5% to 47.1%.

**Royalty and commission income regressed only slightly despite Japan take-over:** Royalty and commission income declined in Q3 from €9.6 million to €8.9 million due to the first-time consolidation of PUMA Japan. On a year-to-date basis, this effect could be almost compensated for by an increase in other licensee business. Total royalty and commission income reached €30.2 million, which is almost last year's level. Barring the effects of the first-time consolidation, royalty and commission income increased by 23%.

**SG&A further declined:** Due to strong top-line growth and effective cost control, total SG&A expenses continued to decline as a percentage of sales. In Q3 expenses were at 25.9% versus 29.6% last year, and 28.7% versus 31.8% for the first nine months.

Investments in marketing and retail totaled €128.1 million or 12.2% year-to-date compared to €97.1 million or 13.3% in the previous year. In absolute amounts, this marks an increase in brand-building investments of €31 million. Expenses for product development and design increased by 28.9% to €22.8 million. As a percentage of sales this marked a slight decline from 2.4% to 2.2%. Other selling, general and administrative expenses showed the strongest reduction as a percent of sales and registered 14.3% compared with 16.1% during the same period last year.

Depreciation and amortization were up by 20.9% to €3.8 million in Q3 and 17.9% to €10.6 million in the first nine months. Amortization accounts for €1.3 million (LY €0.8 million) year to date.

**EBT more than doubled:** In Q3, EBT increased by 113.5% to €103.8 million and thereby reached the highest quarterly result in PUMA's history. Year-to-date, EBT climbed from €105.8 million to €231.3 million, an increase of 118.6%. This translates to a gross return of 22.1% versus 14.5% last year. The average tax rate was 32.8% compared with 32% in previous year.

**Within the first nine months earnings per share reached €9.75:** Net income rose from €33.7 million to €69 million in Q3 and from €72.3 million to €154.8 million in the first nine months. Earnings per share reached €4.33 versus €2.16 and €9.75 versus €4.66 respectively. Diluted earnings per share were calculated at €9.61, compared with €4.57 last year.

## Balance Sheet Review

**Strong balance sheet:** The equity ratio showed further significant improvement jumping from 45.7% to 51.3% as of September 30, 2003. Inventories increased by 28.4%, therefore the same rate as future orders, and totaled €162.4 million. Receivables grew 34% to €293.3 million, once again at a slower rate than sales during the last quarter.

As a result of a strong cashflow PUMA's net cash position reached €162.1 million. This marks a significant increase compared with last year's level as well as the position at the end of June this year. During the first nine months of 2003 cashflow was affected by several events: the cost of the acquisition of Japan that comprised €30.3 million for the purchase and €13.9 million for additional working capital. In addition, taxes were paid for the current (€35 million), as well as last year (€23 million), totaling €58 million versus only €9 million last year.

Overall free cashflow improved from €59.1 million to €101.1 million, excluding acquisition costs associated with the Japanese subsidiary. Due to significantly higher tax payments compared with last year (€49 million) as well as the additional working capital needed for Japan (€13.9 million) a comparable free cashflow of €164 million versus €59.1 million was generated.

## Future Orders

**Future orders up by 29%:** Future orders increased by 28.8% to €645.6 million as of September 30, 2003. Currency adjusted orders increased 34.4%. Excluding Japan, orders were up by 16.5% or 22.1% when currency adjusted. The bulk of these orders include deliveries for Q4 2003 as well as for H1 2004.

By product segment, footwear increased 24.7% to €464.5 million, apparel by a healthy 35.4% to €152.8 million and accessories 74.7% to €28.3 million. On a regional basis, the order situation is as follows: Europe increased 20.8% to €447 million, the Americas 15.2% in US Dollar terms which translates to –4.2% or €97.9 million in Group currency. Orders in Africa/Middle East were up 94.5% to €18.2 million and the Asia/Pacific rim region increased 314.7% to €82.5 million. Excluding Japan, orders in this region increased by 6.8% or currency adjusted by 15.1%.

## Outlook

**Management confirms sales guidance and expects pre tax profit to reach at least €245 million for FY2003:** As a result of a strong performance in the previous year and early shipments realized in September, growth for Q4 should be at the lower end of the double-digit range. On a full year basis management confirms growth expectations of above 30% in Euro terms or above 40% on a currency neutral basis for FY2003. The gross profit margin is expected to remain on the high level and should achieve approximately 48% or slightly above. In SG&A, a further reduction as a percentage of sales should be expected, which would lead to a cost ratio of around 31%.

Based on the strong performance during the first three quarters, pre-tax profit should reach at least €245 million or €10.35 in net earnings per share. The annualized tax rate is expected at 33% or slightly above.

**Jochen Zeitz, CEO:** "Our strong performance and outlook for the full year confirm the company's sustained momentum. We have had solid sell-through in FW 2003 as well as strong reactions to future collections, and therefore also anticipate a positive start into 2004."

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**The complete quarterly report and other financial information are available on the Internet at "puma.com".**

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## Income Statements

| | Q3/2003 € Mio. | Q3/2002 € Mio. | Devi-ation | 1-9/2003 € Mio. | 1-9/2002 € Mio. | Devi-ation |
|---|---|---|---|---|---|---|
| **Net sales** | **402,3** | **292,0** | 37,8% | **1.046,3** | **730,6** | 43,2% |
| Cost of sales | -199,4 | -163,2 | 22,2% | -534,5 | -413,1 | 29,4% |
| **Gross profit** | **202,9** | **128,8** | 57,6% | **511,8** | **317,6** | 61,1% |
| - in % of net sales | 50,4% | 44,1% | | 48,9% | 43,5% | |
| Royalty and commission income | 8,9 | 9,6 | -7,0% | 30,2 | 30,8 | -2,2% |
| | 211,8 | 138,4 | 53,1% | 541,9 | 348,4 | 55,5% |
| Selling, general and administrative expenses | -104,3 | -86,4 | 20,7% | -300,3 | -232,6 | 29,1% |
| **EBITDA** | **107,5** | **52,0** | 106,8% | **241,6** | **115,9** | 108,6% |
| Depreciation and amortisation | -3,8 | -3,1 | 20,9% | -10,6 | -9,0 | 17,9% |
| **EBIT** | **103,8** | **48,9** | 112,3% | **231,1** | **106,9** | 116,1% |
| - in % of net sales | 25,8% | 16,7% | | 22,1% | 14,6% | |
| Interest result | 0,1 | -0,3 | | 0,2 | -1,1 | |
| **EBT** | **103,8** | **48,6** | 113,5% | **231,3** | **105,8** | 118,6% |
| - in % of net sales | 25,8% | 16,7% | | 22,1% | 14,5% | |
| Income taxes | -34,4 | -15,0 | 129,8% | -75,9 | -33,9 | 124,1% |
| - Tax ratio | 33,2% | 30,8% | | 32,8% | 32,0% | |
| Minorities | -0,4 | 0,1 | | -0,7 | 0,4 | |
| **Net earnings after minorities** | **69,0** | **33,7** | 104,4% | **154,8** | **72,3** | 114,0% |
| **Net earnings per share (€)** | **4,33** | **2,16** | 100,5% | **9,76** | **4,66** | 109,2% |
| **Net earnings per share (€) - diluted** | **4,33** | **2,13** | 103,3% | **9,61** | **4,57** | 110,2% |
| Weighted average shares outstanding | | | | 15,872 | 15,516 | |
| Weighted average shares outstanding - diluted | | | | 16,102 | 15,817 | |

## Balance Sheet

| | Sept. 30, 2003 € Mio. | Sept. 30, 2002 € Mio. | Devi-ation | Dec. 31, 2002 € Mio. |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash | 180,4 | 96,1 | 87,7% | 113,6 |
| Inventories | 162,4 | 126,5 | 28,4% | 167,9 |
| Receivables and other current assets | 293,3 | 219,0 | 34,0% | 143,9 |
| **Total current assets** | **636,1** | **441,6** | 44,1% | **425,4** |
| **Deferred income taxes** | **35,1** | **22,4** | 56,9% | **23,8** |
| **Property and equipment, net** | **62,7** | **54,2** | 15,6% | **56,8** |
| **Goodwill and other long-term assets** | **36,8** | **20,9** | 75,8% | **19,8** |
| | **770,7** | **539,0** | 43,0% | **525,8** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| Short-term bank borrowings | 18,3 | 43,6 | -58,1% | 19,3 |
| Accounts payable | 142,5 | 112,9 | 26,2% | 117,9 |
| Other current liabilities | 68,8 | 42,6 | 61,5% | 47,2 |
| **Total liabilities** | **229,5** | **199,1** | 15,3% | **184,4** |
| **Pension accruals** | **18,7** | **18,1** | 3,3% | **17,9** |
| **Tax accruals** | **53,6** | **25,6** | 109,2% | **25,8** |
| **Other accruals** | **71,5** | **49,4** | 44,7% | **45,1** |
| **Long-term liabilities interest bearing** | **0,1** | **0,3** | -82,1% | **0,1** |
| **Minority interest** | **1,5** | **0,3** | 480,5% | **0,4** |
| **Total shareholders' equity** | **395,7** | **246,2** | 60,7% | **252,2** |
| | **770,7** | **539,0** | 43,0% | **525,8** |